UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

(Exact name of registrant as specified in its charter)
Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Ave., Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip Code)

Deborah Thomas, Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

Hasbro, Inc. ("Hasbro," the "company," "we," "us," or "our") (NASDAQ: HAS) is a branded-play company dedicated to fulfilling the fundamental need for play for children and families through creative expression of our world class brand portfolio, including TRANSFORMERS, MONOPOLY, PLAY-DOH, MY LITTLE PONY, MAGIC: THE GATHERING, NERF and LITTLEST PET SHOP. We express our brands not only through toys and games, but also through television programming, motion pictures, digital gaming and a comprehensive licensing program. We are headquartered in Pawtucket, Rhode Island and have approximately 5,000 employees worldwide, approximately 2,500 of whom are located in the United States.
Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the  Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Final Rule").
Hasbro has a Conflict Minerals Policy which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics, and environmental responsibility and (ii) implementing due diligence practices to identify conflict minerals and their sources in our supply chain.  Hasbro's Conflicts Minerals Policy can be found at the following internet address {http://csr.hasbro.com/has12-conflict-minerals-policy.php}.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Hasbro has determined that during the 2013 calendar year, we manufactured and contracted to manufacture certain products containing 3TG and have determined that these minerals are necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary conflict minerals in our products originated from the Covered Countries1.  Under our RCOI methodology, Hasbro undertook an applicability assessment for the suppliers to both our owned and operated manufacturing facilities (direct suppliers) and to our third party vendors (contract manufacturers) based on the components and materials contained in the various products supplied to us. All direct suppliers supplying products that we believed contain 3TG were considered at-risk and were surveyed about the source of conflict minerals in their products. In addition, we surveyed our entire contract manufacturer base in China and other contract manufacturers globally which were considered at-risk. Many of these contract manufacturers supply finished products to Hasbro that contain electronics and other components at risk of containing 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified an aggregate of 53 direct suppliers and contract manufacturers whom we believed may be at-risk for sourcing 3TG, directly or indirectly, from the Covered Countries. All 53 of these contract manufacturers and at-risk direct suppliers were surveyed using a technology platform that employs a conflict minerals reporting template based on the questionnaire developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI).

Many of Hasbro's suppliers are not subject to the Dodd-Frank Act or were unfamiliar with the Act's reporting requirements.   Hasbro conducted training with its contract manufacturers, including live training and question and answer sessions in the Asia-Pacific region, to educate these manufacturers as to the requirements of the Act related to conflict minerals. We developed, produced and uploaded a multi-language web-based training that provided a summary of the law related to conflict minerals, our obligations under the Act, and the role of our at-risk direct suppliers and contract manufacturers in assisting us to comply with the requirements of the Act related to conflict minerals. The presentation was supplemented with step-by-step instructions for logging onto and responding to the Hasbro conflict minerals electronic reporting template.  Hasbro also established an e-mail box for supplier questions about the Final Rule or for assistance in completing the conflict minerals reporting template.

Hasbro sent surveys to 53 direct suppliers and contract manufacturers and received 45 completed responses, representing an 85% response rate.  Going forward, as part of our process of continual improvement, we will follow-up with the vendors that have not responded.  As discussed in more detail in our Conflict Minerals Report included as Exhibit 1.01 to this report, based on these responses, and in light of the complexity of our supply chain, we were unable to determine at this time that our necessary conflict minerals did not originate in the Covered Countries or are not from recycled or scrap sources.  Accordingly, we have conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ('Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publically available Internet site at the following internet address {http://csr.hasbro.com/has13-conflict-minerals-report.php}.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.
____________________________
(Registrant)

By:_/s/ Deborah Thomas_______________________                                                                                                                                                            May 30, 2014_________
Deborah Thomas                                                                                                                                                                                                                                                                (Date)
Executive Vice President and Chief Financial Officer
(Signature and Title)

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, or Zambia).